Exhibit 10.1

Fiscal 2025 Executive Incentive Plan. On May 15, 2025, the Compensation Committee of the Board of Directors (the “Committee”) of American Superconductor Corporation (the “Company”) and the Board of Directors of the Company approved an executive incentive plan for the Company’s fiscal year ending March 31, 2026 (“fiscal 2025”). Participants in the plan include the Company’s chief executive officer and all other current executive officers. Pursuant to the plan, each participant is designated a target cash incentive amount, expressed as a percentage of the participant’s annual base salary. The Committee is responsible for determining the payout under the plan to each participant except the chief executive officer. The Board determines the payout under the plan for the chief executive officer, taking into account the recommendation of the Committee.

The amount of the incentive award actually paid to each participant may be less than or greater than the participant’s target cash incentive, with the amount capped at 200% of the target incentive. For each participant, individual incentive awards will be determined following the end of fiscal 2025 based on the following factors and their corresponding weightings:

•	the Company’s non-GAAP net income for fiscal 2025 as compared to the established target – 50%

•	the Company’s revenues for fiscal 2025 as compared to the established target – 25%

•	the Company’s operating expenses for fiscal 2025 as compared to the established target – 25%

The following table sets forth the target cash incentive for fiscal 2025 for each current executive officer:

Executive Officer	Title	Target Incentive as % of Base Salary	Target Incentive
Daniel P. McGahn	Chairman, President and Chief Executive Officer	100%	$725,000
John W. Kosiba, Jr.	Senior Vice President, Chief Financial Officer and Treasurer	70%	$315,000